Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Applied Materials, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Applied Materials, Inc. (the Company) of our reports dated December 5, 2012, with respect to the consolidated balance sheets of the Company as of October 28, 2012 and October 30, 2011, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended October 28, 2012, and the effectiveness of internal control over financial reporting as of October 28, 2012, which reports appear in the October 28, 2012 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Santa Clara, California

December 5, 2012